UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of December 2015

000-13248
(Commission File Number)

SCIVAC THERAPEUTICS INC.

(Exact name of Registrant as specified in its charter)

Gad Feinstein Rd.

POB 580

Rehovot, Israel 7610303

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

As previously reported, on October 26, 2015, SciVac Therapeutics Inc., a corporation organized under the laws of British Columbia, Canada (the “Company”), Seniccav Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of the Company (“Sub”), and VBI Vaccines Inc., a Delaware corporation (“VBI”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions, Sub will merge with and into VBI, with VBI surviving as a wholly owned subsidiary of the Company (the “Proposed Merger”).

On December 17, 2015, the Company, Sub and VBI entered into an amendment to the Merger Agreement, pursuant to which the parties thereto agreed to (i) eliminate as a closing condition the $25.0 million capital raising transaction and (ii) provide that Mr. Scott Requadt, rather than Dr. Michael Steinmetz, will become a director of SciVac upon consummation of the Proposed Merger.

The description of the Amendment contained in this Report on Form 6-K is not complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between VBI and the Company. In connection with this proposed business combination, VBI and/or the Company will file relevant materials with the Securities Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities (“Canadian Securities Commissions”), including a Company registration statement on Form F-4 that will include a proxy statement of VBI and constitute a prospectus of the Company. INVESTORS AND SECURITY HOLDERS OF VBI AND THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC AND THE CANADIAN SECURITIES COMMISSIONS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement (if and when available) will be mailed to stockholders of VBI. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by VBI and/or the Company through the website maintained by the SEC at www.sec.gov and, in the case of documents of the Company filed with the Canadian Securities Commissions, on the Company’s SEDAR profile on www.sedar.com. Copies of the documents filed with the SEC by VBI will be available free of charge on VBI’s website at http://www.vbivaccines.com or by contacting VBI’s Investor Relations Department by email at ir@vbivaccines.com or by phone at (617) 830-3031 x128. Copies of the documents filed with the SEC and the Canadian Securities Commissions by the Company will be available free of charge on the Company’s website at www.scivactherapeutics.com or by contacting the Company’s Investor Relations Department by email at jmartin@scivactherapeutics.com or by phone at (305) 575-4207.

Participants in Solicitation

VBI, the Company, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of VBI is set forth in the proxy statement for VBI’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2015, and VBI’s Current Report on Form 8-K, which was filed with the SEC on December 11, 2015, each of which are available for review at www.sec.gov. Information about the directors and executive officers of the Company is set forth in its Management Information Circular, furnished as Exhibit 99.1 to SciVac’s Form 6-K, furnished to the SEC on September 2, 2015 and available for review at www.sec.gov.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC and with the Canadian Securities Commissions when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the Proposed Merger, including any statements regarding the expected timetable for completing the proposed transaction, synergies, benefits and opportunities of the Proposed Merger, future opportunities for the combined company and products, future financial performance and any other statements regarding the Company’s and VBI’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information is subject to numerous risks and uncertainties, many of which are beyond the control of the Company and VBI and could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required vote of VBI’s and the Company’s respective shareholders; the timing to consummate the Proposed Merger; the risk that a condition to closing of the Proposed Merger may not be satisfied or that the closing of the Proposed Merger might otherwise not occur; the risk that a regulatory approval that may be required for the Proposed Merger is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; ability to successfully integrate the businesses; risk that the transaction and its announcement could have an adverse effect on VBI’s ability to retain and hire key personnel; the risk that any potential synergies from the transaction may not be fully realized or may take longer to realize than expected; and risks inherent in funding, developing and obtaining regulatory approvals of new, commercially-viable and competitive products. In addition, forward-looking statements may also be adversely affected by general market factors, competitive product development, product availability, federal and state regulations and legislation, the regulatory process for new products and indications, manufacturing issues that may arise, patent positions and litigation, among other factors. The forward-looking statements contained in this communication may become outdated over time. Additional information concerning these and other factors can be found in VBI’s and the Company’s respective filings with the SEC (and, in the case of the Company, SEDAR) and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at www.sec.gov, and, in the case of the Company additionally at www.sedar.com. The foregoing list of important factors is not exclusive. Neither the Company nor VBI assume any obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Exhibit Index

Exhibit No.	Description

99.1	First Amendment to Agreement and Plan of Merger, dated as of December 17, 2015, by and among SciVac Therapeutics Inc., Seniccav Acquisition Corporation and VBI Vaccines Inc. (“VBI”), filed as Exhibit 2.1 to VBI’s Current Report on Form 8-K filed with the SEC on December 22, 2015 and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciVac Therapeutics Inc.

Date: December 22, 2015	By:	/s/ Dr. Curtis Lockshin
Dr. Curtis Lockshin
Chief Executive Officer